UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC
(Registrant)

By: /s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

FOR IMMEDIATE RELEASE

Bladex acts as Joint Lead Arranger of a $75 million, Senior Unsecured 3-year Term Loan for YPF Energía Eléctrica S.A.

Panama City, Republic of Panamá, December 26, 2018 – Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”) announced today the recent closing of a US$75 million, senior unsecured, amortizing 3-year term loan facility (the “Facility” or the “Loan”) in favor of YPF Energía Eléctrica S.A. (“YPF EE” or the “Company”).

YPF EE is the fifth largest private electricity generator in the Argentina through its thermal energy plants and wind farms. The Company is owned by YPF S.A. (rated B+/ B2/ B), Argentina’s largest integrated energy company with a leading position in the oil and gas sector and by General Electric Corporation Inc (rated BBB+/ Baa1/ BBB+).

The Loan was structured as a club deal between Bladex and Industrial and Commercial Bank of China (Argentina), S.A. which together acted as Joint Lead Arrangers. Bladex is also the Administrative Agent under the Facility.

The proceeds of the Facility will be used to finance the Company’s capital expenditures for energy generation projects, in addition to general corporate purposes.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Mónica Cosulich – VP, Finance and Investor Relations

E-mail address: ir@bladex.com Tel.: (+507) 210-8563

Head Office Address: Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama